October 18, 2024

Ashish Chand
President and Chief Executive Officer
Belden Inc.
1 North Brentwood Boulevard
15th Floor
St. Louis, MO 63105

       Re: Belden Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 9, 2024
           File No. 001-12561
Dear Ashish Chand:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program